Exhibit 99.1

Press Release dated December 27, 2023

Contact:	Trinity Biotech plc	LifeSci Advisors, LLC
	Mícheál Roche	Eric Ribner
	(353)-1-2769800	(1)-646-751-4363
E-mail: investorrelations@trinitybiotech.com

Trinity Biotech Announces It Has Begun Shipments of Its New
HIV Screening Test, TrinScreen HIV to Kenya

DUBLIN, Ireland (December 27, 2023)…. Trinity Biotech plc (Nasdaq: TRIB) (the “Company”), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announces it has begun commercial shipments to Kenya of its new rapid HIV screening test, TrinScreen HIV.

The Kenyan HIV screening programme is one of the largest in Africa, with an estimated 10 million HIV screening tests performed annually. The Company has begun commercial shipments as part of the initial purchase order the Company received for 2.5 million tests, with further shipments under that purchase order scheduled for early 2024. Trinity understands that the Kenyan Ministry of Health has received commitments from all relevant sponsors (including Global Fund and USAID) to fund the procurement from the Company of all 10 million rapid screening HIV tests required by Kenya for 2024, and the Company expects to receive and fill additional purchase orders during 2024.  The implementation of the new HIV testing algorithm, that includes TrinScreen HIV, is expected to start in January 2024.

“We are pleased to announce we have commenced shipments of TrinScreen HIV to Kenya, which is a major milestone for Trinity Biotech, who has been a key player in providing HIV tests to Africa for many years,” said John Gillard, Chief Executive Officer. “Several other countries in Africa are adopting the revised WHO guidelines which prompted the update in the Kenyan HIV testing algorithm. This adoption by Kenya is an endorsement of our new product, TrinScreen HIV, and provides Trinity Biotech with a significant opportunity to penetrate deeper into the HIV screening market across all of Africa. The total estimate for the global HIV screening market is 150 million tests annually, with the majority of testing conducted in sub-Saharan Africa.”

Forward Looking Statements

Certain statements made in this release that are not historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements.  These forward-looking statements involve known and unknown risks and uncertainties.  Many factors could cause the actual results, performance or achievements of Trinity Biotech to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, but not limited to, the results of research and development efforts, the effect of regulation by the U.S. Food and Drug Administration and other agencies, the impact of competitive products, product development commercialization, continued listing on the Nasdaq Stock Market and technological difficulties.  For additional information regarding these and other risks and uncertainties associated with Trinity Biotech’s business, reference is made to our reports filed from time to time with the U.S. Securities and Exchange Commission.  We undertake no obligation to update or revise any forward-looking statements for any reason.

About Trinity Biotech Plc

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.